25003220

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67854

ANNUAL REPORTS
FORM X-17A-5
PART III

Non-Confidential Copy

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Columbia Capital Securities, Inc.

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

MAY 06 2025

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2121 Avenue of the Stars, Suite 800
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael D. Donahue	310-883-4686	mdonahue@cca-ccs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8 Wazipur Industrial Area	New Delhi	India	11052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael D. Donahue, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Columbia Capital Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JODY CLAIRE LANDERS
Notary Public - California
Los Angeles County
Commission # 2389690
My Comm. Expires Jan 31, 2026

Signature: [signature]

Title:
President

[signature]
Notary Public 4/17. 2025

SEC Mail Processing
MAY 06 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LL
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Columbia Capital Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Columbia Capital Securities, Inc. (the "Company") as of December 31, 2024 and the related Statements of Income, Statement of Changes in Shareholder's Equity, and Statement of Cash Flows for the year then ended, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respect, the financial position of the Company as of December 31, 2024 and the Statements of Income and its cash flows for the year then ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II and III – Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 240. 17a-5. In our opinion, the supplemental information contained in schedule I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2021.

New Delhi, India
April 18, 2025

Columbia Capital Securities, Inc.
Statement of Financial Condition
December 31, 2024

		Amount
ASSETS:		
Cash	$	21,447
Accounts receivable – others	$	1,707
Other Assets	$	2,173
Total Current Assets	$	25,327
Equipment - at cost, net of accumulated depreciation of $3,008	$	533
Total Assets	$	25,860
LIABILITIES AND SHAREHOLDER'S EQUITY:		
Liabilities:		
Accounts payable	$	1,725
Total Liabilities	$	1,725
Shareholder's Equity:		
Common stock $1 par value, 100,000 shares	$	11,000
Authorized; 11,000 issued and outstanding		
Paid-in capital	$	42,500
Retained earnings	$	(29,365)
Total Shareholder's Equity		24,135
Total Liabilities and Shareholder's Equity	$	25,860

See accompanying notes to financial statements

Columbia Capital Securities, Inc.
Notes to Financial Statements
December 31, 2024

Note 1 – Organization and Nature of Business

Columbia Capital Securities, Inc., a California Corporation (the "Company") located in Los Angeles, California was incorporated July 26, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), is a Member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company previously operated under the name CCA Securities (from 2007-2009)

Note 2 – Significant Accounting Policies

<u>Basis of Presentation</u>
The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private Placement of Securities; and
- Mergers and Acquisition services.

The Company does not claim an exemption pursuant to Rule 15c3-3(k)(2)(i). The Company relies on Footnote 74 of the Securities and Exchange Commission Release No. 34-70073. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

<u>Use of Estimates</u>
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition</u>
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those

Promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company's revenues from contracts with customers are related to regulated broker dealer activities, including placement of debt and equity securities of third part issuers. The Company earns placement and other broker-dealer fees in connection with such activities. Fee revenue relating to underwriting commitments is recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected at closing of the transaction.

There was no new accounting pronouncements during the year ended December 31, 2024 that we believe would have a material impact on our financial position or results of operations.

Cash and Cash Equivalents
For the purposes of balance sheet classification and statement of cash flows presentation, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Equipment
Items capitalized as equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Recent Accounting Pronouncement

FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective

for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.

Non-issuer SEC-registered broker-dealers are considered public entities because they are required to file audited financial statements with the SEC. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024 (See Note 12)

Note 5 – Fixed Assets

The Company's property and equipment as of December 31, 2024 are as follows:

Equipment	$3,541
Less: Accumulated Depreciation	(3,008)
Balance as on December 31, 2024	$ 533

During the year ended December 31, 2024 the Company had accumulated depreciation of $3,008. The equipment is depreciated over the estimated useful life of five years utilizing the straight-line method of depreciation.

Note 6 – Related Parties

The Company has an expense sharing agreement with an affiliated corporation. The terms of this agreement provide that all overhead expenses incurred are paid by the affiliated corporation and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include various operating costs incurred in the ordinary course of the business. The amount payable to the affiliated corporation is $1,000 per month and is adjusted to actual at the beginning of the following year. During the year ended December 31, 2024, total expenses allocated from the affiliated corporation were $26,330.

The Company paid legal fees of $7,800 in calendar year 2024 to Michael D. Donahue, a professional corporation and an affiliated company to Columbia Capital Securities, Inc.

During the year ended December 31, 2024 the company paid compensation amounting to $15,000 to the owner of the company.

Note 7– Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $19,722 which was $14,722 in excess of its required net capital of $5,000. The Company's net capital ratio was 8.75 to 1.

Note 8 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies - the Company is subject to a 1.5% tax on net income, the minimum of which is $900. At December 31, 2024, the Company had net loss of $42,835.

Note 9– Revenue Recognition

During the year ended December 31, 2024 the Company has recognized total revenue of $326,159 representing success fees, consulting fees, and other income earned from its revenue agreements with its clients.

Note 10– Exemption from the SEC Rule 15c3-3

The Company is solely engaged in two types of business i.e., mergers and acquisitions and private placements. The Company does not carry or hold customer funds or securities and does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 issued by SEC staff. The Firm represents that it does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

Note 11 – Operating Leases

The Company leased office space as part of an expense sharing agreement with two affiliated companies (see note 4). Rent expense for the year ended December 31, 2024 was $26,330.

Note 12 – Segment Reporting

The Company is engaged in a single line of business as a broker-dealer. which is comprised of several classes of services, including Consulting fees, Success fees and Advisory fees. The Company has identified Michel D. Donahue its Chief operating decision maker Designation as the chief operating decision maker ("CODM") who

measures and evaluates performance by using net income to evaluate the results of the business, predominantly in the forecasting process to manage the company. Additionally, the CODM uses excess net capital (see schedule-1), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (NOTE-2). The Company derived more than 90% of its total revenues earned from 2 customers during the year ended December 31, 2024. The significant expenses of the segment are reported on the accompanying income statement of this report.

Note 13 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2024, through April 18, 2025, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Columbia Capital Securities, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3.

The Company is a non-covered firm that relies on Footnote 74 of the SEC Release No. 34-70073.

The Company did not, nor will it ever handle customer cash or securities during the year ended December 31, 2024. The Company does not have nor ever had any customer accounts.

Columbia Capital Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
December 31, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3.

The Company is a non-covered firm that relies on Footnote 74 of the SEC Release No. 34-70073.

The Company did not, nor will it ever handle customer cash or securities during the year ended December 31, 2024. The Company does not have nor ever had any customer accounts.

CCS Columbia Capital Securities

Columbia Capital Securities, Inc.

Exemption Report Pursuant to Amendments to Rule 17a-5

Reports to be Made by Certain Brokers & Dealers

To the best knowledge and belief of Columbia Capital Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3;

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to: (i) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (ii) receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers; and

(3) The Company: (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); and (ii) did not carry accounts of or for customers: and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company had no exceptions under 15c3-3 throughout the year ended December 31, 2024.

I Michael D. Donahue, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Donahue,
President Columbia Capital Securities, Inc.

Dated: April 15, 2025

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LL

MERCURIUS

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Columbia Capital Securities, Inc.

We have reviewed management's statement, included in the accompanying Columbia Capital Securities, Inc. Exemption Report, in which:

(1) Columbia Capital Securities, Inc. (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to mergers & acquisition advisory services and private placements of securities, and (the Company) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statement throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
April 18, 2025